UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For December 08, 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated December 8, 2004  -  Appointments





                                                                 8 December 2004

                       BUNZL APPOINTS EXECUTIVE DIRECTORS

Bunzl plc, the international distribution and outsourcing Group, today announces that it has appointed Patrick Larmon and Mark Harper as executive directors with immediate effect.

Mr Larmon is President and Chief Executive Officer of Outsourcing Services North America where he has worked for 15 years. During this time he has held various senior management positions including Vice President of the South West Region, Vice President of Finance and Administration, Executive Vice President of Procurement and President of the Western Division.

Mark Harper is Managing Director of Filtrona having joined Bunzl in 1986. Since then he has held a number of general management positions including Managing Director of Moss Plastic Parts in Europe and President of Alliance Plastics in the US before assuming responsibility for Filtrona in 1996.

Commenting on the appointments, Anthony Habgood, Chairman of Bunzl, said:

"I am delighted to welcome Pat and Mark to the Board. Both have extensive experience within their respective businesses and are responsible for major constituent parts of Bunzl. In addition, their background in international business and overall knowledge of the Group will enable them to make major contributions to the Board."


Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801





                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  December 8, 2004                By:__/s/ Anthony Habgood__

                                              Title:   Chairman